

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

September 17, 2007

Mr. Scott Milligan
Senior Vice President of Finance and Chief Financial Officer
Zarlink Semiconductor Inc.
400 March Road
Ottawa, Ontario, Canada, K2K 3H4

> **RE: Zarlink Semiconductor Inc.**
> **Form 20-F for the fiscal year ended March 30, 2007**
> **File No. 1-8139**

Dear Mr. Milligan:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant